SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Corindus Vascular Robotics, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

218730109

(CUSIP Number)

Koninklijke Philips N.V.

Marnix van Ginneken

Executive Vice President & Chief Legal Officer

Philips Center

Amstelplein 2

1096 BC

Amsterdam, The Netherlands

+31 20 59 77232

With a copy to:

Matthew G. Hurd	Rita-Anne O’Neill
Sullivan & Cromwell LLP	Sullivan & Cromwell LLP
125 Broad Street New York, New York 10004 (212) 558-4000	1888 Century Park East Los Angeles, California 90067 (310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2019

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 218730109

1.	NAME OF REPORTING PERSON Koninklijke Philips N.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions): (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS (see instructions) OO, WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 26,358,858
	8.	SHARED VOTING POWER 59,583[1]
	9.	SOLE DISPOSITIVE POWER 26,358,858
	10.	SHARED DISPOSITIVE POWER 59,583[1]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,418,441
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%[2]
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Represents (i) 49,167 shares of Common Stock received by Nathan R. Harrington, an employee of the Reporting Person, as compensation for his service as a director of the Issuer and (ii) 10,416 shares of Common Stock issuable upon exercise of stock options to purchase Common Stock (the “Options”) received by Mr. Harrington as compensation for his service as a director of the Issuer, including 1,488 shares of Common Stock issuable upon exercise of the Options that become exercisable within 60 days of filing this Amendment, in each case of the shares described in (i) and (ii), over which the Reporting Person may be deemed to have beneficial ownership.

(2)

This calculation is based on 206,223,023 shares of Common Stock, which consists of (i) 206,212,607 shares of Common Stock outstanding as of March 12, 2019, as reported by the Issuer to the Reporting Persons on March 14, 2019 and (ii) 10,416 shares of Common Stock issuable upon exercise of the Options (including 1,488 shares of Common Stock issuable pursuant to the exercise of the Options that become exercisable within 60 days of filing this Amendment).

Page 3 of 9 pages

This Amendment No. 3 (this “Amendment”) amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (“SEC”) on March 10, 2017 and amended on March 16, 2017 and October 11, 2017. Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect. Terms used therein and not defined herein shall have the meanings ascribed thereto in the Original 13D.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to insert the following paragraph after the last paragraph:

The Issuer has granted to Mr. Harrington, as compensation for his service as a director of the Issuer, (i) 49,167 shares of Common Stock and (ii) Options exercisable for 10,416 shares of Common Stock (which includes 1,488 shares of Common Stock issuable under Options exercisable within 60 days of filing this Amendment). Pursuant to Mr. Harrington’s arrangement with the Reporting Person as his employer, any compensation received by Mr. Harrington during his service as a director of the Issuer is for the benefit of the Reporting Person and, as such, Mr. Harrington intends to transfer his shares of Common Stock to the Reporting Person for no consideration.

ITEM 4.	Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

The Issuer has indicated that it is pursuing partnership discussions to co-develop and commercialize a neurovascular robotic platform with remote capabilities. The Reporting Person reviews its investment in the Issuer on an ongoing basis which may potentially result in a proposal to the Issuer to provide additional capital and/or strategic commercial collaboration. The Reporting Person and its representatives have, from time to time, engaged in discussions with the Issuer’s management and the Board of Directors of the Issuer (the “Board”) regarding, among other things, the Issuer’s business strategy, management, governance, strategic transactions, operating performance, financial matters, capital structure and corporate expenses and intend to, from time to time, continue to engage in such discussions with the Issuer’s management and the Board and engage in discussions with other current or prospective holders of shares of Common Stock and/or other equity, debt, notes, instruments or securities, or rights convertible into or exchangeable or exercisable for Common Stock or such other equity, debt, notes, instruments or securities of, the Issuer (collectively, “Securities”), industry analysts, existing or potential strategic partners or competitors, financial sponsors, investment firms, investment professionals, capital or potential capital sources and other third parties regarding such matters (in each case, including with respect to providing or potentially providing capital to the Issuer or to existing or potential strategic partners), including pursuant to confidentiality or similar agreements. These discussions have encompassed, and the Reporting Person expects will encompass, a broad range of matters relating to the Issuer, including, among other things, the Issuer’s business, operations, finances, management, organizational documents, ownership, capital and corporate structure, dividend policy, corporate governance, board and committee composition, management and director incentive programs, strategic alternatives and transactions as a means of enhancing the value of one or more Securities held by the Reporting Person, including the purchase or sale of the Issuer, its Securities or certain of its subsidiaries, businesses or assets or a business combination involving the Issuer or its subsidiaries. In addition, Nathan R. Harrington is an employee of the Reporting Person and serves as a member of the Board of Directors of the Issuer.

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The Reporting Person intends to consider, explore and develop plans and make proposals with respect to, among other things, the foregoing matters and may take other steps seeking to bring about changes with respect to the Issuer to increase the value of one or more Securities held by the Reporting Person as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. The Reporting Person may also take steps to explore or prepare for various plans, proposals or actions, or propose transactions, regarding any of the foregoing matters before forming an intention to engage in any such plans, proposals or actions or proceed with any such transactions.

Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s business, financial position, results, strategic direction or prospects or any strategic alternatives or transactions, actions taken by the Issuer’s management or the Board, price levels of one or more Securities, other investment opportunities available to the Reporting Person, conditions in the securities or loan markets, general economic or industry conditions or any changes in law or government regulations, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, the actions and matters described in the preceding paragraph, acquiring, or causing to be acquired, additional Securities, disposing of, or causing to be disposed, some or all of the Securities beneficially owned by the Reporting Person, in the public market, in privately negotiated transactions or otherwise, modifying or seeking to modify the terms of any Securities held by the Reporting Person including through refinancing of such Securities, entering into derivatives transactions and other agreements or instruments that increase or decrease the Reporting Person’s economic exposure with respect to their investment in the Issuer, forming joint ventures with the Issuer or with third parties with respect to the Issuer, its assets or Securities, providing capital to the Issuer or to potential strategic partners, pledging their interest in Securities as a means of obtaining liquidity or as credit support for loans or other extensions of credit, entering in to commercial transactions with the Issuer or forming, making or undertaking other purposes, plans or proposals regarding the Issuer or any of its Securities or its subsidiaries, businesses or assets. If the Reporting Person were to acquire additional Securities, the Reporting Person’s ability to influence the Issuer’s management, the Board or the policies of the Issuer may increase.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

Percentage interests in shares of Common Stock reported in this Schedule 13D are based on 206,223,023 shares of Common Stock, which consists of (i) 206,212,607 shares of Common Stock outstanding as of March 12, 2019, as reported by the Issuer to the Reporting Persons on March 14, 2019 and (ii) 10,416 shares of Common Stock issuable upon exercise of the Options (including 1,488 shares of Common Stock issuable pursuant to the exercise of the Options that become exercisable within 60 days of filing this Amendment).

(a) The aggregate number of shares of Common Stock that the Reporting Person owns beneficially, pursuant to Rule 13d-3 of the Act, is 26,418,441 shares of Common Stock, including (i) 49,167 shares of Common Stock and (ii) 10,416 shares of Common Stock issuable upon exercise of the Options (including 1,488 shares of Common Stock issuable upon exercise of the Options that become exercisable within 60 days of filing this Amendment), in each case of the shares described in (i) and (ii), granted to Mr. Harrington in his capacity as a director of the Issuer, over which the Reporting Person may be deemed to have beneficial ownership. Pursuant to Mr. Harrington’s arrangement with the Reporting Person as his employer, any compensation received by Mr. Harrington during his service as a director is for the benefit of the Reporting Person and, as such, Mr. Harrington intends to transfer his shares of Common Stock to the Reporting Person for no consideration. Such aggregate number of shares of Common Stock constitutes approximately 12.8% of the outstanding shares of Common Stock.

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(b) The Reporting Person has the sole power to vote or direct the vote and to dispose or to direct the disposition of 26,358,858 shares of Common Stock and has shared power to vote or direct the vote and to dispose or to direct the disposition of 59,583 shares of Common Stock, including 10,416 shares of Common Stock issuable upon exercise of the Options (including 1,488 shares of Common Stock issuable pursuant to the exercise of the Options that become exercisable within 60 days of filing this Amendment).

(c) No transactions in shares of Common Stock were effected by the Reporting Person or, to the knowledge of the Reporting Person, any of the other persons named in Item 2 in the Original 13D, as previously amended, during the 60 days prior to the date of this Amendment.

(d) The Reporting Person may be deemed to have beneficial ownership over (i) 49,167 shares of Common Stock and (ii) 10,416 shares of Common Stock issuable upon exercise of the Options (including 1,488 shares of Common Stock issuable pursuant to the exercise of the Options that become exercisable within 60 days of filing this Amendment), in each case of the shares described in (i) and (ii), granted to Mr. Harrington in his capacity as a director of the Issuer.

(e) Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 15, 2019

KONINKLIJKE PHILIPS N.V.

By:	/s/ Abhijit Bhattacharya
Name: Abhijit Bhattacharya
Title: Chief Financial Officer

By:	/s/ Marnix van Ginneken
Name: Marnix van Ginneken
Title: Chief Legal Officer

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SCHEDULE I1

Supervisory Board of Philips

Name	Citizenship	Principal Occupation or Employment and Name, Principal Business and Address of Employer

Jeroen van der Veer	Netherlands

Chairman of the Supervisory Board

Currently Chairman of the Supervisory Board of Royal Boskalis Westminster N.V. Member of the Supervisory Board of Equinor ASA. Chairman of the Supervisory Council of Delft University of Technology. Chairman of Het Concertgebouw Fonds (foundation). Also a senior advisor at Mazarine Energy B.V.

Neelam Dhawan	India	Member of the Supervisory Board Currently head of India Advisory Board, IBM. Non-Executive Board Member of ICICI Bank Limited and Yatra Online Inc.

Orit Gadiesh	Israel/U.S.A.

Member of the Supervisory Board

Currently Chairwoman of Bain & Company and member of the Foundation Board of the World Economic Forum (WEF). Also is a member of the United States Council of Foreign Relations.

Marc Harrison	U.S.A.	Member of the Supervisory Board Currently President and Chief Executive Officer of Intermountain Healthcare.

Christine Poon	U.S.A.	Vice-Chairwoman and Secretary, Member of the Supervisory Board Currently member of the Board of Directors of Prudential, Regeneron and Sherwin Williams.

[1]

The business address of each individual listed in this Schedule I is c/o Koninklijke Philips N.V., Attention: Chief Legal Officer, Phillips Center, 16th Floor, Amstelplein 2, Amsterdam, 1096 BC, The Netherlands.

Page 8 of 9 pages

Heino von Prondzynski	Germany/Switzerland	Member of the Supervisory Board Currently Chairman of the Supervisory Board of Epigenomics AG and Quotient Ltd, and member of the Supervisory Board of The Binding Site Group Ltd.

David Pyott	U.K./U.S.A.

Member of the Supervisory Board

Currently member of the Board of Directors of Alnylam Pharmaceuticals Inc., BioMarin Pharmaceutical Inc. and privately held Rani Therapeutics, and Chairman of Bioniz Therapeutics. Also Deputy Chairman of the Governing Board of London Business School, member of the Board of Trustees of California Institute of Technology, President of the International Council of Ophthalmology Foundation and member of the Advisory Board of the Foundation of the American Academy of Ophthalmology.

Paul Stoffels	Belgium	Member of the Supervisory Board Currently Vice Chair of the Executive Committee and Chief Scientific Officer at Johnson & Johnson.

Jackson Tai	U.S.A.

Member of the Supervisory Board

Currently a member of the Boards of Directors of Eli Lilly and Company, HSBC Holdings PLC, and Mastercard. Also Non-Executive Director of Canada Pension Plan Investment Board.

Executive Officers of Philips

Frans van Houten	Netherlands	Chief Executive Officer and Chairman of the Board of Management and the Executive Committee

Abhijit Bhattacharya	India	Executive Vice President and Chief Financial Officer, Member of the Board of Management and Member of the Executive Committee (Responsibilities: Finance, Capital structure, Mergers & Acquisitions, Investor Relations, Information Technology, Global Business Services, Group Security and Participations)

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Sophie Bechu	France/U.S.A.	Executive Vice President and Chief of Operations (Responsibilities: Order to Cash Excellence, Procurement, Global Services & Solutions)

Rob Cascella	U.S.A.	Chief Business Leader, Precision Diagnosis

Marnix van Ginneken	Netherlands/U.S.A.	Executive Vice President, Chief Legal Officer, Member of the Board of Management and Member of the Executive Committee

Andy Ho	China	Chief Executive Officer of Philips Greater China and Member of the Executive Committee

Roy Jakobs	Netherlands/Germany	Executive Vice President, Chief Business Leader for Personal Health, Member of the Executive Committee

Henk Siebren de Jong	Netherlands	Chief of International Markets

Ronald de Jong	Netherlands	Executive Vice President, Chief Human Resources Officer and Member of the Executive Committee

Carla Kriwet	Germany	Executive Vice President, Chief Business Leader for Connected Care and a member of the Executive Committee

Bert van Meurs	Netherlands	Executive Vice President, Chief Business Leader for Image Guided Therapy and a member of the Executive Committee

Vitor Rocha	Brazil/U.S.A	Executive Vice President and Chief Executive Officer of Philips North America

Jeroen Tas	Netherlands	Chief Innovation & Strategy Officer